FORM 15

                SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
  Suspension of Duty to File Reports Under Sections 13 and 15(d)
              of the Securities Exchange Act of 1934.

                                      Commission File No. 0-22502



                  National Picture & Frame Company
       (Exact name of registrant as specified in its charter)

 702 Highway 82 West, Greenwood, Mississippi 38930 (601) 451-4800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


                   Common Stock, par value of $.01
     (Title of each class of securities covered by this Form)


                              None
    (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [X]*     Rule 12h-3(b)(1)(i)       [ ]
Rule 12g-4(a)(1)(ii)      [ ]      Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(2)(i)       [ ]      Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(ii)      [ ]      Rule 12h-3(b)(2)(ii)      [ ]
                                   Rule 15d-6                [ ]

      Approximate number of holders of record as of the
certification or notice date:      One


*NPF Acquisition Corporation was merged with and into National
Picture & Frame Company effective October 16, 1997, and as a result National Picture & Frame Company has one stockholder.

      Pursuant to the requirements of the Securities Exchange Act of 1934, National Picture & Frame Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 20, 1997          NATIONAL PICTURE & FRAME COMPANY




                                 By:   /s/ John T. Herzog
                                       John T. Herzog
                                       Chairman of the Board and
                                       Secretary